January 24, 2014

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Services, Newfoundland and Labrador

Dear Sirs:

We have read the statements made by Klondex Mines Ltd. in the attached copy of change of auditor notice dated January 9, 2014, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated January 9, 2014, except that we have no basis to agree or disagree with the statement that there were no reportable events (as defined in Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations).

Yours very truly,

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.